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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           VARSITY SPIRIT CORPORATION
                                (NAME OF ISSUER)

                           VARSITY SPIRIT CORPORATION
                              RIDDELL SPORTS INC.
                            CHEER ACQUISITION CORP.
                                JEFFREY G. WEBB
                                GREGORY C. WEBB
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  922294 10 3
                      (CUSIP NUMBERS OF CLASS SECURITIES)

            JEFFREY G. WEBB                        LISA MARRONI, ESQ.
 PRESIDENT AND CHIEF EXECUTIVE OFFICER               GENERAL COUNSEL
      VARSITY SPIRIT CORPORATION                   RIDDELL SPORTS INC.
        2525 HORIZON LAKE DRIVE                     900 THIRD AVENUE
       MEMPHIS, TENNESSEE 38113                 NEW YORK, NEW YORK 10022
            (901) 387-4370                           (212) 826-4300
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
 RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                with copies to:

          GLENN W. REED, ESQ.                    SHELDON S. ADLER, ESQ.
       GARDNER, CARTON & DOUGLAS              SKADDEN, ARPS, SLATE, MEAGHER
        SUITE 3400 QUAKER TOWER                        & FLOM LLP
        321 NORTH CLARK STREET                      919 THIRD AVENUE
        CHICAGO, ILLINOIS 60610                 NEW YORK, NEW YORK 10022
            (312) 644-3000                           (212) 735-3000

This statement is filed in connection with (check the appropriate box):

(a) / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b) / / The filing of a registration statement under the Securities Act of 1933.

(c)  /x/  A tender offer.

(d)  / /  None of the above.

     Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

                            ------------------------

                           CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                   AMOUNT OF FILING FEE**
        ----------------------                   ----------------------
            $97,783,440.30                             $19,556.69

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 4,563,183 shares of Common Stock, par value $.01 per share ('Common Stock'), 570,464 shares of Common Stock which may be issued pursuant to options which are currently exercisable and 40,080 shares of Common Stock issuable upon conversion of a certain note of Varsity Spirit Corporation, in each case at $18.90 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Cheer Acquisition Corp. for such number of shares.

/x/ Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing:

Amount Previously Paid: $19,556.69       Filing Parties: Riddell Sports Inc.
Form or Registration                                     Cheer Acquisition Corp.
  No.: Schedule 14D-1                    Date Filed:     May 12, 1997

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     This Rule 13E-3 Transaction Statement (the 'Statement') relates to the tender offer by Cheer Acquisition Corp., a Tennessee corporation (the 'Purchaser') and a wholly owned subsidiary of Riddell Sports Inc., a Delaware corporation ('Parent'), to purchase all outstanding shares of Common Stock, par value $.01 per share (the 'Shares'), of Varsity Spirit Corporation, a Tennessee corporation (the 'Company'), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 1997, and in the related Letter of Transmittal (copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively, and which, together with any amendments or supplements thereto, constitute the 'Offer'), at a purchase price of $18.90 per Share, net to the tendering shareholder in cash.

     This Statement is being filed jointly by the Company, Parent, the Purchaser, Jeffrey G. Webb and Gregory C. Webb. By filing this Schedule 13E-3, none of the joint signatories concedes that Rule 13e-3 under the Securities Exchange Act of 1934 is applicable to the Offer, the Merger (as defined in the Offer) or other transactions contemplated by the Merger Agreement (as defined in the Offer).

     The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1 (the 'Schedule 14D-1') filed in connection with the Offer with the Securities and Exchange Commission on the date hereof of the information required to be included in response to the items of this Statement. The information in the
Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Statement are qualified in their entirety by the information contained in the Schedule 14D-1. The information in the Schedule 14D-9 (the 'Schedule 14D-9') of the Company filed as Exhibit (d)(9) hereto, including all exhibits thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Statement are qualified in their entirety by the information contained in the Schedule 14D-9.

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                             CROSS-REFERENCE SHEET

ITEM IN                                                         WHERE LOCATED IN
SCHEDULE 13E-3                                                    SCHEDULE 14D-1
--------------                                                  ----------------
Item 1(a)..............................................................Item 1(a)
Item 1(b)..............................................................Item 1(b)
Item 1(c)..............................................................Item 1(c)
Item 1(d)......................................................................*
Item 1(e)-(f)..................................................................*
Item 2(a)-(d); (g)............................................Item 2(a)-(d); (g)
Item 2(e)-(f)......................................................Item 2(e)-(f)
Item 3(a)-(b)......................................................Item 3(a)-(b)
Item 4.........................................................................*
Item 5(a)-(e)......................................................Item 5(a)-(e)
Item 5(f)-(g)......................................................Item 5(f)-(g)
Item 6(a)..........................................................Item 4(a)-(b)
Item 6(b)......................................................................*
Item 6(c)..........................................................Item 4(a)-(b)
Item 6(d)..............................................................Item 4(c)
Item 7(a).................................................................Item 5
Item 7(b)......................................................................*
Item 7(c).................................................................Item 5
Item 7(d)......................................................................*
Item 8.........................................................................*
Item 9.........................................................................*
Item 10...................................................................Item 6
Item 11...................................................................Item 7
Item 12........................................................................*
Item 13........................................................................*
Item 14(a).....................................................................*
Item 14(b).....................................................................*
Item 15(a).....................................................................*
Item 15(b)................................................................Item 8
Item 16...............................................................Item 10(f)
Item 17.............................................Separately included herewith

------------------
* This item is not required by Schedule 14D-1.

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ITEM 1. ISSUER AND CLASS OF SECURITIES SUBJECT TO THE TRANSACTION.

     (a) The answer to Item 1(a) of the Schedule 14D-1 is incorporated herein by reference.

     (b) The answer to Item 1(b) of the Schedule 14D-1 is incorporated herein by reference. As of May 5, 1997, there were approximately 300 holders of record of the Shares.

     (c) The answer to Item 1(c) of the Schedule 14D-1 is incorporated herein by reference.

     (d) The information set forth under 'THE OFFER--Price Range of Shares; Dividends on the Shares' in the Offer to Purchase is incorporated herein by reference.

     (e) Not Applicable.

     (f) The information set forth under 'SPECIAL FACTORS--Interests of Certain Persons in the Transaction' in the Offer to Purchase and Schedule IV thereto is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d); (g) This Statement is being filed jointly by the Company, Parent, the Purchaser, Jeffrey G. Webb and Gregory C. Webb. The answer to Item 2(a)-(d);
(g) of the Schedule 14D-1 is incorporated herein by reference. One of the persons filing this statement is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction. The information set forth under 'THE OFFER--Certain Information Concerning the Company' and '--Certain Information Concerning Parent and the Purchaser' in the Offer to Purchase and Schedules I, II and III thereto is incorporated herein by reference.

     (e)-(f) The answer to Item 2(e)-(f) of the Schedule 14D-1 is incorporated herein by reference. During the last five years, neither the Company nor any of the persons listed in Schedule III of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)-(b) The answer to Item 3(a)-(b) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth under 'INTRODUCTION,' 'THE MERGER AGREEMENT,' 'THE OFFER--Terms of the Offer, --Acceptance for Payment and Payment, --Procedures for Tendering Shares, --Withdrawal Rights, and --Conditions to the Offer' in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under 'INTRODUCTION,' 'SPECIAL FACTORS-- Background of the Transaction, --Certain Federal Income Tax Consequences, --Interests of Certain Persons in the Transaction,' 'THE MERGER AGREEMENT,' 'THE SHAREHOLDERS AGREEMENT' and 'THE STOCK PURCHASE AGREEMENTS' in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(e) The answer to Item 5(a)-(e) of the Schedule 14D-1 is incorporated herein by reference. The information set forth under 'INTRODUCTION,' and 'SPECIAL FACTORS--Interests of Certain Persons in the Transaction' in the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The answer to Item 5(f)-(g) of the Schedule 14D-1 is incorporated herein by reference.

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ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The answer to Item 4(a)-(b) of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth under 'SPECIAL FACTORS--Presentation of Berenson Minella & Company to the Board of Directors of Parent' and 'THE OFFER-- Fees and Expenses' in the Offer to Purchase is incorporated herein by reference.

     (c) The answer to Item 4(a)-(b) of the Schedule 14D-1 is incorporated herein by reference.

     (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The answer to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

     (b)-(c) The information set forth under 'SPECIAL FACTORS--Background of the Transaction, --Recommendation of the Board of Directors of the Company; Fairness of the Transaction, --Opinion of Goldman, Sachs & Co. to the Board of Directors of the Company, --Presentation of Berenson Minella to the Board of Directors of Parent, --Purpose and Structure of the Transaction' in the Offer to Purchase and 'Exhibit A--Opinion of Goldman, Sachs & Co. to the Board of Directors of the Company' thereto is incorporated herein by reference.

     (d) The information set forth under 'SPECIAL FACTORS--Certain Effects of the Transaction, --Certain Federal Income Tax Consequences, --Purpose and Structure of the Transaction' and 'THE OFFER--Effect of the Offer on the Market for the Shares; NASDAQ Quotation; Exchange Act Registration; Margin Regulations' in the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a)-(e) The information set forth under 'INTRODUCTION,' 'SPECIAL FACTORS-- Background of the Transaction, --Recommendation of the Board of Directors of the Company; Fairness of the Transaction, --Opinion of Goldman, Sachs & Co. to the Board of Directors of the Company, --Presentation of Berenson Minella & Company to the Board of Directors of Parent, --Purpose and Structure of the Transaction' in the Offer to Purchase and 'Exhibit A--Opinion of Goldman, Sachs & Co. to the Board of Directors of the Company,' thereto is incorporated herein by reference. The answer to Item 4 of the Schedule 14D-9 of the Company is incorporated herein by reference.

     (f) Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth under 'INTRODUCTION,' 'SPECIAL FACTORS-- Background of the Transaction, --Recommendation of the Board of Directors of the Company; Fairness of the Transaction, --Opinion of Goldman, Sachs & Co. to the Board of Directors of the Company, --Presentation of Berenson Minella & Company to the Board of Directors of Parent, and --Interests of Certain Persons in the Transaction' in the Offer to Purchase and 'Exhibit A--Opinion of Goldman, Sachs & Co. to the Board of Directors of the Company,' thereto is incorporated herein by reference. The answer to Item 4 of the Schedule 14D-9 of the Company is incorporated herein by reference. The Opinion of Goldman, Sachs & Co. to the Board of Directors of the Company is included as Exhibit A to the Offer to Purchase.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The answer to Item 6 of the Schedule 14D-1 is incorporated herein by reference. The information set forth under 'SPECIAL FACTORS--Interests of Certain Persons in the Transaction' and 'THE OFFER--Certain Information Concerning the Company' in the Offer to Purchase and Schedule IV thereto is also incorporated herein by reference. The answer to Item 6 of the Schedule 14D-9 of the Company is incorporated herein by reference.

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ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S
SECURITIES.

     The answer to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) The information set forth under 'INTRODUCTION,' 'SPECIAL FACTORS-- Interests of Certain Persons in the Transaction' and 'THE SHAREHOLDERS AGREEMENT' in the Offer to Purchase is incorporated herein by reference. The answer to Item 6(b) of the Schedule 14D-9 of the Company is incorporated herein by reference.

     (b) The information set forth under 'INTRODUCTION,' 'SPECIAL FACTORS-- Background of the Transaction, --Recommendation of the Board of Directors of the Company; Fairness of the Transaction, --Opinion of Goldman, Sachs & Co. to the Board of Directors of the Company, and --Presentation of Berenson Minella & Company to the Board of Directors of Parent' in the Offer to Purchase is incorporated herein by reference. The answer to Item 4 of the Schedule 14D-9 of the Company is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth under 'DISSENTERS' RIGHTS' and 'Annex VII-- Text of Section 48-23-102 of the Tennessee Business Corporation Act' in the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

     (a)-(b) The information set forth under 'THE OFFER--Certain Information Concerning the Company' and in Exhibit B to the Offer to Purchase is incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth under 'INTRODUCTION,' 'SPECIAL FACTORS--Plans for the Company after the Offer and Merger, --Interests of Certain Persons in the Transaction,' 'THE MERGER AGREEMENT' and 'THE STOCK PURCHASE AGREEMENTS' in the Offer to Purchase is incorporated herein by reference.

     (b) The answer to Item 8 of the Schedule 14D-1 and the information set forth under 'Exhibit A--Opinion of Goldman, Sachs & Co. to the Board of Directors of the Company' in the Offer to Purchase are incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

     The answer to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Commitment Letter, dated as of May 2, 1997, as amended and restated as of May 9, 1997, with certain banks relating to the bridge financing (the 'Bridge Commitment Letter').

     (a)(2) Exhibit A to the Bridge Commitment Letter--Senior Secured Bridge Notes Summary of Indicative Terms and Conditions.

     (a)(3) Commitment Letter, dated as of May 5, 1997, with certain banks relating to the revolving credit facility.

     (b)(1) Opinion of Goldman, Sachs & Co. to the Board of Directors of the Company (see Exhibit A of the Offer to Purchase filed as Exhibit
            (d)(1) hereto (the 'Offer to Purchase')).

     (b)(2) Presentation of Goldman, Sachs & Co. to the Board of Directors of the Company.

     (b)(3) Presentation of Berenson Minella & Company to the Board of Directors of Parent.

     (c)(1) Agreement and Plan of Merger, dated as of May 5, 1997, among Parent, the Purchaser and the Company (see Annex I of the Offer to Purchase).

     (c)(2) Shareholders Agreement, dated as of May 5, 1997, by and among Parent and certain shareholders of the Company (see Annex II of the Offer to Purchase).

     (c)(3) Stock Purchase Agreement, dated as of May 5, 1997, by and among Parent and Jeffrey G. Webb (see Annex III of the Offer to Purchase).

     (c)(4) Stock Purchase Agreement, dated as of May 5, 1997, between Parent and Gregory C. Webb (see Annex IV of the Offer to Purchase).

     (c)(5) Stock Purchase Agreement, dated as of May 5, 1997, between Parent and W. Kline Boyd (see Annex V of the Offer to Purchase).

     (c)(6) Stock Purchase Agreement, dated as of May 5, 1997, between Parent and J. Kristyn Shepherd (see Annex VI of the Offer to Purchase).

     (d)(1) Offer to Purchase, dated May 12, 1997.

     (d)(2) Letter of Transmittal with respect to the Shares.

     (d)(3) Letter, dated as of May 12, 1997, from Berenson Minella to Brokers, Dealers, Trust Companies and other Nominees.

     (d)(4) Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their clients.

     (d)(5) Press Release jointly issued by Parent and the Company, dated as of May 6, 1997.

     (d)(6) Notice of Guaranteed Delivery with respect to the Shares.

     (d)(7) Form of Summary Advertisement, dated as of May 12, 1997.

     (d)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (d)(9) Schedule 14D-9 filed by the Company as of May 12, 1997, with the Securities and Exchange Commission (the 'Commission') and incorporated by reference herein.

     (d)(10) Information Statement Pursuant to Section 14(f) of the Company (see
             Schedule I to the Schedule 14D-9).

     (d)(11) Letter to Stockholders, dated May 12, 1997, filed with the Commission as Exhibit (a)(3) to the Schedule 14D-9.

     (e) Text of Section 48-23-102 of the Tennessee Business Corporation Act (see Annex VII of the Offer to Purchase).

     (f)   Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 12, 1997
                                          VARSITY SPIRIT CORPORATION

                                          By: /s/ Jeffrey G. Webb
                                              Name:  Jeffrey G. Webb
                                              Title: Chairman and
                                                     Chief Executive Officer

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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 12, 1997
                                          RIDDELL SPORTS INC.

                                          By: /s/ DAVID GROELINGER
                                              Name:  David Groelinger
                                              Title: Chief Financial Officer

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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 12, 1997
                                          CHEER ACQUISITION CORP.

                                          By: /s/ DAVID GROELINGER
                                              Name:  David Groelinger
                                              Title: Vice President

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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 12, 1997
                                          JEFFREY G. WEBB

                                          By: /s/ JEFFREY G. WEBB

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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 12, 1997
                                          GREGORY C. WEBB

                                          By: /s/ GREGORY C. WEBB

                                 EXHIBIT INDEX

EXHIBIT                                                               SEQUENTIAL
NUMBER  DESCRIPTION                                                    PAGE NO.
------- ------------------------------------------------------------- ----------
(a)(1)  -- Commitment Letter, dated as of May 2, 1997, as amended and restated as of May 9, 1997, with certain banks relating to the bridge financing (the 'Bridge Commitment Letter').

(a)(2)  -- Exhibit A to the Bridge Commitment Letter--Senior Secured
           Bridge Notes Summary of Indicative Terms and Conditions.

(a)(3)  -- Commitment Letter, dated as of May 5, 1997, with certain banks relating to the revolving credit facility.

(b)(1)  -- Opinion of Goldman, Sachs & Co. to the Board of Directors
           of the Company (see Exhibit A of the Offer to Purchase filed as Exhibit (d)(1) hereto (the 'Offer to Purchase')).

(b)(2)  -- Presentation of Goldman, Sachs & Co. to the Board of
           Directors of the Company.

(b)(3)  -- Presentation of Berenson Minella & Company to the Board of
           Directors of Parent.

(c)(1)  -- Agreement and Plan of Merger, dated as of May 5, 1997, among Parent, the Purchaser and the Company (see Annex I of the Offer to Purchase).

(c)(2)  -- Shareholders Agreement, dated as of May 5, 1997, by and among Parent and certain shareholders of the Company (see Annex II of the Offer to Purchase).

(c)(3)  -- Stock Purchase Agreement, dated as of May 5, 1997, by and among Parent and Jeffrey G. Webb (see Annex III of the
           Offer to Purchase).

(c)(4)  -- Stock Purchase Agreement, dated as of May 5, 1997, between
           Parent and Gregory C. Webb (see Annex IV of the Offer to
           Purchase).

(c)(5)  -- Stock Purchase Agreement, dated as of May 5, 1997, between
           Parent and W. Kline Boyd (see Annex V of the Offer to
           Purchase).

(c)(6)  -- Stock Purchase Agreement, dated as of May 5, 1997, between
           Parent and J. Kristyn Shepherd (see Annex VI of the Offer to Purchase).

(d)(1)  -- Offer to Purchase, dated May 12, 1997.

(d)(2)  -- Letter of Transmittal with respect to the Shares.

(d)(3)  -- Letter, dated as of May 12, 1997, from Berenson Minella to
           Brokers, Dealers, Trust Companies and other Nominees.

(d)(4)  -- Letter for use by Brokers, Dealers, Banks, Trust Companies
           and Nominees to their clients.

(d)(5)  -- Press Release jointly issued by Parent and the Company, dated as of May 6, 1997.

(d)(6)  -- Notice of Guaranteed Delivery with respect to the Shares.

(d)(7)  -- Form of Summary Advertisement, dated as of May 12, 1997.

(d)(8)  -- Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.

(d)(9)  -- Schedule 14D-9 filed by the Company as of May 12, 1997, with the Securities and Exchange Commission (the
           'Commission') and incorporated by reference herein.

(d)(10) -- Information Statement Pursuant to Section 14(f) of the
           Company (see Schedule I to the Schedule 14D-9).

(d)(11) -- Letter to Stockholders, dated May 12, 1997, filed with the
           Commission as Exhibit (a)(3) to the Schedule 14D-9.

(e)     -- Text of Section 48-23-102 of the Tennessee Business
           Corporation Act (see Annex VII of the Offer to Purchase).

(f)     -- Not applicable.